ACUMEN PHARMACEUTICALS, INC.

427 Park Street

Charlottesville, Virginia 22902

June 28, 2021	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeanne Bennett

Mary Mast

David Gessert

Celeste Murphy

RE:	Acumen Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-256945

Acceleration Request
Requested Date:	June 30, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on June 30, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Katherine Denby of Cooley LLP at (202) 776-2070, or in her absence, Darren DeStefano of Cooley LLP at (703) 456-8034.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Acumen Pharmaceuticals, Inc.

/s/ Daniel O’Connell
Daniel O’Connell
Chief Executive Officer

cc:	Darren DeStefano, Cooley LLP

Katherine Denby, Cooley LLP